Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-132865
Supplement No. 20 to Prospectus Supplement Dated March 31, 2006
and Prospectus Dated March 30, 2006
Intel Corporation
$1,600,000,000
2.95% Junior Subordinated Convertible Debentures due 2035
And
Shares of Common Stock Issuable Upon Conversion of the Debentures

     This supplement no. 20 to the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006 relates to the resale by selling securityholders of Intel Corporation’s 2.95% Junior Subordinated Convertible Debentures Due 2035 and the shares of Intel common stock issuable upon conversion of the debentures.
     You should read this supplement no. 20 in conjunction with the prospectus supplement dated March 31, 2006, the prospectus dated March 30, 2006, and all supplements to the prospectus supplement, which should be delivered in conjunction with this supplement no. 20. This supplement no. 20 is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement, including supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, supplement no. 5, supplement no. 6, supplement no. 7, supplement no. 8, supplement no. 9, supplement no. 10, supplement no. 11, supplement no. 12, supplement no. 13, supplement no. 14, supplement no. 15, supplement no. 16, supplement no. 17, supplement no. 18, supplement no. 19 and any other amendments or supplements to them. This supplement no. 20 is qualified by reference to the prospectus supplement and the prospectus, except to the extent that the information provided by this supplement no. 20 supersedes information contained in the prospectus supplement, supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, supplement no. 5, supplement no. 6, supplement no. 7, supplement no. 8, supplement no. 9, supplement no. 10, supplement no. 11, supplement no. 12, supplement no. 13, supplement no. 14, supplement no. 15, supplement no. 16, supplement no. 17, supplement 18, and supplement no. 19.
     Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-5 of the prospectus supplement dated March 31, 2006.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement no. 20, the prospectus supplement dated March 31, 2006 or the prospectus dated March 30, 2006. Any representation to the contrary is a criminal offense.
     The table under the caption “Selling Securityholders” beginning on page S-54 of the prospectus supplement, as supplemented by supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4, supplement no. 5, supplement no. 6, supplement no. 7, supplement no. 8, supplement no. 9, supplement no. 10, supplement no. 11, supplement no. 12, supplement no. 13, supplement no. 14, supplement no. 15, supplement no. 16, supplement no. 17, supplement no. 19, and supplement no. 19 is hereby supplemented and amended by updating information as to certain selling securityholders identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to August 13, 2007. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which the prospectus, prospectus supplement and the supplements thereto, are a part, if and when necessary.
     We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement no. 20, the prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their debentures since the date on which they provided the information regarding their debentures.

	Principal Amount of			Number of Shares of
	Debentures		Number of Shares of	Common Stock
	Beneficially Owned	Percentage of	Common Stock	Beneficially Owned	Natural Person(s)
	and Offered (USD)	Debentures	Issuable that May	after the	with Voting or
Name of Selling Securityholder (1)	(2)	Outstanding (%)	Be Sold(3)(4)	Offering(5)	Investment Power
Attorneys’ Liability Assurance Society c/o Income Research & Management	210,000	*	6,660	0	John Sommers
City of Southfield Fire and Police Retirement System c/o Income Research & Management	160,000	*	5,075	0	John Sommers
Commonwealth Professional Assurance Co. c/o Income Research & Management	480,000	*	15,224	0	John Sommers
Excellus Health Plan c/o Income Research & Management	2,365,000	*	75,009	0	John Sommers
MAG Mutual Insurance Co c/o Income Research & Management	295,000	*	9,356	0	John Sommers
MedAmerica Insurance Co. Hartford Trust c/o Income Research & Management	460,000	*	14,589	0	John Sommers
MedAmerica Insurance PA c/o Income Research & Management	1,185,000	*	37,584	0	John Sommers
MedAmerica New York Insurance c/o Income Research & Management	870,000	*	27,593	0	John Sommers
MIG Assurance Convertible Portfolio c/o Income Research & Management	555,000	*	17,602	0	John Sommers
Tufts Associated Health Plan c/o Income Research & Management	860,000	*	27,276	0	John Sommers
UBS Securities LLC (#)(6)	500,000	(7)	15,858	3,391,086	John DiBacco
UMass Memorial Health Care c/o Income Research & Management	230,000	*	7,295	0	John Sommers
UMass Memorial Investment Partnership c/o Income Research & Management	350,000	*	11,101	0	John Sommers
University of Massachusetts Convertible Bond Portfolio c/o Income Research & Management	225,000	*	7,136	0	John Sommers

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in additional supplements to the prospectus supplement from time to time, if required.

(2)	The sum of the listed principal amounts of notes beneficially owned by the selling securityholders named in the table combined with those previously listed in the prospectus dated March 30, 2006, including supplements thereto, exceeds $1,600,000,000 because certain selling securityholders may have transferred notes or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we received beneficial ownership information from additional selling securityholders. However, the maximum principal amount of notes that may be sold under this prospectus will not exceed $1,600,000,000.

(3)	Assumes conversion of all of the holder’s debentures at a conversion rate of 31.7162 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under “Description of debentures—Conversion rights” in the prospectus supplement. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under “Description of debentures—Fundamental change permits holders to require us to repurchase debentures” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of debentures—Conversion rights.”

(4)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 5,883 million shares of common stock outstanding as of January 27, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

(5)	For purposes of computing the number and percentage of debentures and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(6)	UBS Securities LLC was previously listed as holding $57,850,000 in principal amount of the debentures. The amount included in this supplement no. 20 is in addition to the previously listed holdings.

(7)	When aggregated with amounts listed in prior supplements, UBS Securities LLC would own > 1% of debentures outstanding. UBS Securities LLC may have sold, transferred or otherwise disposed of all or a portion of such amounts since the date of such prior supplements.
The date of the supplement no. 20 is August 13, 2007.

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